The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd. – March 31, 2016 - 1

Progressive Waste Solutions Ltd.                                                                                Exhibit 99.2

Condensed Consolidated Balance Sheets (“Balance Sheet”)

March 31, 2016 (unaudited) and December 31, 2015 (stated in accordance with accounting principles generally accepted in the United States of America (“U.S.”) and in thousands of U.S. dollars except for issued and outstanding share amounts)

	March 31,	December 31,
	2016	2015
ASSETS		Restated (Note 4)
CURRENT
Cash and cash equivalents	$43,919	$35,780
Accounts receivable	204,969	207,636
Other receivables	147	118
Prepaid expenses	34,624	31,164
Income taxes recoverable	2,272	-
Restricted cash	542	542
Other assets	15	-
	286,488	275,240

OTHER RECEIVABLES	2,520	2,343
FUNDED LANDFILL POST-CLOSURE COSTS (Note 10)	10,959	10,145
INTANGIBLES (Note 7)	168,670	176,973
GOODWILL (Note 8)	907,450	886,911
LANDFILL DEVELOPMENT ASSETS	16,305	15,067
DEFERRED FINANCING COSTS	11,619	11,528
CAPITAL ASSETS	969,154	929,111
LANDFILL ASSETS	933,914	932,595
INVESTMENTS	798	748
OTHER ASSETS	-	759
TOTAL ASSETS	$3,307,877	$3,241,420

LIABILITIES
CURRENT
Accounts payable	$93,588	$98,614
Accrued charges (Note 9)	155,295	139,988
Dividends payable	14,328	13,425
Income taxes payable	3,430	3,175
Deferred revenues	16,911	16,340
Current portion of long-term debt	523	494
Landfill closure and post-closure costs (Note 10)	10,625	10,717
Other liabilities	21,339	17,394
	316,039	300,147

LONG-TERM DEBT	1,583,190	1,546,737
LANDFILL CLOSURE AND POST-CLOSURE COSTS (Note 10)	120,126	115,195
OTHER LIABILITIES	33,235	20,474
DEFERRED INCOME TAXES	120,747	129,970
TOTAL LIABILITIES	2,173,337	2,112,523

SHAREHOLDERS' EQUITY (Note 11)
Common shares (authorized - unlimited, issued
and outstanding - 108,871,584 (December 31, 2015 - 108,806,684))	1,692,209	1,691,963
Restricted shares (issued and outstanding - 445,189 (December 31, 2015 - 496,672))	(13,139)	(12,461)
Additional paid in capital	4,751	7,015
Accumulated deficit	(376,475)	(360,948)
Accumulated other comprehensive loss	(172,806)	(196,672)
Total shareholders' equity	1,134,540	1,128,897
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,307,877	$3,241,420

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd. – March 31, 2016 - 2

Progressive Waste Solutions Ltd.

Condensed Consolidated Statements of Operations and Comprehensive Income or Loss

(“Statement of Operations and Comprehensive Income or Loss”)

For the periods ended March 31, 2016 and 2015 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars, except share and net income or loss per share amounts)

	Three months ended
	2016	2015
		(Note 20)

REVENUES	$471,438	$460,205
EXPENSES
OPERATING	302,543	297,500
SELLING, GENERAL AND ADMINISTRATION	81,713	58,716
AMORTIZATION	65,782	64,009
NET GAIN ON SALE OF CAPITAL AND LANDFILL ASSETS (Note 6)	(138)	(9,194)
OPERATING INCOME	21,538	49,174
INTEREST ON LONG-TERM DEBT	12,462	15,456
NET FOREIGN EXCHANGE LOSS (GAIN)	1,144	(283)
NET LOSS ON FINANCIAL INSTRUMENTS (Note 15)	13,862	10,759
(LOSS) INCOME BEFORE INCOME TAX EXPENSE (RECOVERY)	(5,930)	23,242
INCOME TAX EXPENSE (RECOVERY) (Note 16)
Current	5,950	4,837
Deferred	(9,870)	284
	(3,920)	5,121
NET (LOSS) INCOME	(2,010)	18,121

OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustment	23,866	(41,682)

TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	23,866	(41,682)
COMPREHENSIVE INCOME (LOSS)	$21,856	$(23,561)

Net (loss) income per weighted average share, basic and diluted (Note 11)	$(0.02)	$0.16
Weighted average number of shares outstanding
(thousands), basic and diluted (Note 11)	109,306	112,501

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd. – March 31, 2016 - 3

Progressive Waste Solutions Ltd.

Condensed Consolidated Statements of Cash Flows (“Statement of Cash Flows”)

For the periods ended March 31, 2016 and 2015 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	Three months ended
	2016	2015

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net (loss) income	$(2,010)	$18,121
Items not affecting cash
Restricted share expense (Note 12)	1,322	806
Accretion of landfill closure and post-closure costs (Note 10)	1,581	1,599
Amortization of intangibles	10,918	11,298
Amortization of capital assets	37,717	36,109
Amortization of landfill assets	17,147	16,602
Interest on long-term debt (amortization of
deferred financing costs)	644	764
Non-cash interest income	(25)	(65)
Net gain on sale of capital and landfill assets	(138)	(9,194)
Net loss on financial instruments	13,862	10,759
Deferred income tax (recovery) expense	(9,870)	284
Landfill closure and post-closure expenditures (Note 10)	(829)	(1,047)
Changes in non-cash working capital items	2,754	2,139
Cash generated from operating activities	73,073	88,175
INVESTING
Acquisitions (Note 5)	(130)	(29,838)
Investment in other receivables	(41)	(23)
Proceeds from other receivables	29	10
Funded landfill post-closure costs	(249)	(287)
Purchase of capital assets	(48,620)	(51,232)
Purchase of landfill assets	(15,866)	(9,964)
Proceeds from the sale of capital and landfill assets	722	1,263
Proceeds from asset divestiture (Note 6)	-	76,190
Investment in landfill development assets	(126)	(67)
Cash utilized in investing activities	(64,281)	(13,948)
FINANCING
Proceeds from long-term debt	90,584	93,029
Repayment of long-term debt	(79,311)	(133,257)
Proceeds from the exercise of stock options, net of related costs	96	53
Repurchase of common shares and related costs (Note 11)	-	(15,284)
Purchase of, net of proceeds from, restricted shares	(3,593)	(2,481)
Dividends paid to shareholders	(13,516)	(14,504)
Cash utilized in financing activities	(5,740)	(72,444)
Effect of foreign currency translation on cash and cash equivalents	5,087	(6,485)
NET CASH INFLOW (OUTFLOW)	8,139	(4,702)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	35,780	41,636
CASH AND CASH EQUIVALENTS, END OF PERIOD	$43,919	$36,934
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$43,918	$36,933
Cash equivalents	1	1
	$43,919	$36,934
Cash paid during the period for:
Income taxes	$8,330	$12,962
Interest	$12,190	$15,043

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd. – March 31, 2016 - 4

Progressive Waste Solutions Ltd.

Condensed Consolidated Statements of Equity (“Statements of Equity”)

For the three months ended March 31, 2016 and 2015 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	Common	Restricted	Treasury	Additional paid in	Accum- ulated	Accum- ulated other comprehen -sive loss	Total
	shares	shares	shares	capital	deficit	(Note 11)	equity
Balance at December 31, 2015	$1,691,963	$(12,461)	$-	$7,015	$(360,948)	$(196,672)	$1,128,897
Net loss					(2,010)		(2,010)
Dividends declared					(13,517)		(13,517)
Restricted shares purchased		(3,593)					(3,593)
Restricted share expense				1,322			1,322
Vesting of restricted shares		2,915		(2,915)			-
Common shares issued on exercise of share based options, net of related costs	246			(150)			96
Share based compensation				(521)			(521)
Common shares acquired by U.S. long-term incentive plan			2,606				2,606
Deferred compensation obligation			(2,606)				(2,606)
Foreign currency translation adjustment						23,866	23,866
Balance at March 31, 2016	$1,692,209	$(13,139)	$-	$4,751	$(376,475)	$(172,806)	$1,134,540

	Common	Restricted	Treasury	Additional paid in	Accum- ulated	Accum- ulated other comprehen -sive loss	Total
	shares	shares	shares	capital	deficit	(Note 11)	equity
Balance at December 31, 2014	$1,734,372	$(9,184)	$-	$4,023	$(377,172)	$(123,246)	$1,228,793
Net income					18,121		18,121
Dividends declared					(14,438)		(14,438)
Restricted shares purchased, net of restricted shares sold		(2,481)					(2,481)
Restricted share expense				806			806
Common shares issued on exercise of share based options	79			(26)			53
Common shares acquired by U.S. long-term incentive plan			1,293				1,293
Deferred compensation obligation			(1,293)				(1,293)
Repurchase of common shares and related costs	(6,692)				(8,592)		(15,284)
Foreign currency translation adjustment						(41,682)	(41,682)
Balance at March 31, 2015	$1,727,759	$(11,665)	$-	$4,803	$(382,081)	$(164,928)	$1,173,888

The accompanying notes are an integral part of these condensed consolidated financial statements.

Progressive Waste Solutions Ltd. – March 31, 2016 - 5

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2016 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

1.   Organization

Effective May 2, 2011, Progressive Waste Solutions Ltd. (the “Company”) amalgamated with its parent IESI-BFC Ltd. and continued operating as Progressive Waste Solutions Ltd.  The Company was incorporated on May 20, 2009 under the provisions of the Business Corporations Act (Ontario).

The Company, through its operating subsidiaries, provides vertically integrated non-hazardous solid waste (“waste”) services to commercial, industrial, municipal and residential customers in Canada and the U.S.

Pending Business Combination with Waste Connections, Inc.

On January 18, 2016, the Company entered into a definitive agreement and plan of merger (the “Merger Agreement”) with and among Waste Connections, Inc. (“WCI”) and Water Merger Sub LLC (“Merger Sub”), a direct wholly-owned subsidiary of the Company.  Pursuant to the Merger Agreement, the Company will combine with WCI in an all-stock merger.  Merger Sub will merge with and into WCI, with WCI continuing as the surviving entity (the “Merger”).  In consideration for the Merger, WCI stockholders will receive common shares of Progressive Waste Solutions Ltd. and become shareholders of the Company.  It is anticipated that the Company’s shareholders and WCI stockholders, in each case as of immediately prior to the Merger, will hold approximately 30% and 70%, respectively, of the outstanding common shares of the Company immediately after completion of the Merger.  The Merger and the related transactions contemplated by the Merger Agreement were unanimously approved by both companies’ Boards of Directors and are expected to close in the second quarter of 2016.

The Merger was negotiated on an implied exchange ratio of 0.4815 per share of WCI common stock for each common share of the Company.  As a result, WCI shareholders will receive 2.076843 common shares of the Company for each share of WCI common stock that they own.  Following completion of the Merger, the Company will change its name to “Waste Connections, Inc.” and it is anticipated that the Company’s common shares will trade on both the New York Stock Exchange (the “NYSE”) and Toronto Stock Exchange (the “TSX”) under the symbol WCN.

The transaction is structured as a reverse merger pursuant to which Merger Sub will merge with and into WCI, with each share of WCI stock automatically converting into the right to receive 2.076843 common shares of the Company.  Additionally, pursuant to the Merger Agreement, the Company will assume certain outstanding equity incentive awards of WCI outstanding immediately prior to the Merger.  Each WCI equity incentive award that the Company assumes will entitle its holder to receive common shares of the Company in lieu of shares of WCI common stock (adjusted in accordance with the 1:2.076843 exchange ratio noted above).

Subject to applicable shareholder approval and approval by the TSX, immediately following completion of the Merger, the Company expects to consolidate its common shares on the basis of 0.4815 (1 divided by the 2.076843 exchange ratio noted above) of a common share on a post-consolidation basis for each common share outstanding on a pre-consolidation basis.  If the share consolidation is implemented, WCI shareholders will instead receive one common share of the Company for every one share of WCI common stock held (and holders of WCI equity incentive awards assumed by the Company will similarly have the right to receive one common share of the Company for every one share of WCI common stock underlying the assumed equity incentive award).  Following the consolidation, there will be approximately 175,000 common shares of the Company outstanding and on a fully diluted basis.

WCI has been identified as the acquirer in this transaction for accounting purposes and will apply the acquisition method of accounting.  The identification of the acquirer requires various considerations including the relative voting rights post-closing, the size of minority voting interests and the composition of the governing body and senior management.  Based on all considerations outlined above, the shareholders of WCI will hold the majority of all voting rights post-closing and both the composition of the governing body and senior management post-closing are most closely aligned with WCI.

The transaction is subject to customary closing conditions, including the approval of both companies’ shareholders, U.S. antitrust approval and approval from the TSX.  On February 26, 2016, the Company and WCI received U.S. antitrust approval for the proposed combination which satisfies one of the conditions of closing.  The consummation of the Merger is not conditioned on the Company’s shareholders approving the share consolidation.

Progressive Waste Solutions Ltd. – March 31, 2016 - 6

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2016 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

2.  Reporting Currency

The Company has elected to report its financial results in U.S. dollars to improve the comparability of its financial information with its peers.  Reporting the Company’s financial results in U.S. dollars also reduces the impact of foreign currency fluctuation in its reported amounts because the Company’s collection of assets and operations are larger in the U.S. than they are in Canada.  The Company remains a legally domiciled Canadian entity and its functional currency is the Canadian dollar.  As a result, the Company’s financial position, results of operations, cash flows and equity are initially translated to, and consolidated in, Canadian dollars using the current rate method of accounting.  The Company’s consolidated Canadian dollar financial position is further translated from Canadian to U.S. dollars applying the foreign currency exchange rate in effect at the consolidated balance sheet date, while the Company’s consolidated Canadian dollar results of operations and cash flows are translated to U.S. dollars applying the average foreign currency exchange rate in effect during the reporting period.  The resulting translation adjustments are included in other comprehensive income or loss.  Translating the Company’s U.S. financial position, results of operations and cash flows into Canadian dollars, the Company’s functional currency, and re-translating these amounts to U.S. dollars, the Company’s reporting currency, has no translation impact on the Company’s consolidated financial statements.  Accordingly, U.S. results retain their original values when expressed in the Company’s reporting currency.

3.  Interim Financial Statements

The unaudited interim condensed consolidated financial statements (“financial statements”) do not conform in all respects to the annual requirements of accounting principles generally accepted in the U.S. (“U.S. GAAP”).  Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements, and notes thereto, for the years ended December 31, 2015 and December 31, 2014.  These financial statements have been prepared by management in accordance with U.S. GAAP applicable to interim financial statements and follow the same accounting policies and methods in their application as the most recent audited consolidated financial statements, except as outlined in Note 4.  In management’s opinion, these financial statements include all normal recurring adjustments necessary for the fair presentation of the Company’s financial position, its results of operations and cash flows, for the periods presented.

Progressive Waste Solutions Ltd. – March 31, 2016 - 7

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2016 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

4.  Changes in Accounting Policies

Revenue – Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board (“FASB”) issued their final standard on revenue from contracts with customers.  The standard provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance.  The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.  In applying the revenue model to contracts within its scope, an entity identifies the contract(s) with a customer (step 1), identifies the performance obligations in the contract (step 2), determines the transaction price (step 3), allocates the transaction price to the performance obligations in the contract (step 4), and recognizes revenue when (or as) the entity satisfies a performance obligation (step 5).  This standard applies to all contracts with customers except those that are within the scope of other topics.  Certain provisions of this standard also apply to transfers of nonfinancial assets, including in-substance nonfinancial assets that are not an output of an entity’s ordinary activities (e.g., sales of property, plant, and equipment; land and buildings; or intangible assets) and existing accounting guidance applicable to these transfers has been amended or superseded. Compared with current U.S. GAAP, this standard also requires significantly expanded disclosures about revenue recognition.  Broadly, an entity is required to disclose sufficient information to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.  Disclosure includes separately disclosing revenues derived from contracts with customers from other sources of revenues and separately disclosing any impairment losses recognized on any receivables or contract assets from other contracts.  An entity is also required to disaggregate its revenues recognized from contracts into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.  Disaggregated revenues must be further reconciled to revenues presented on a reportable segment basis to allow financial statement users to understand the relationship between disaggregated and reportable segment revenues.  Disclosures are also required with respect to the opening and closing balances of receivables, contract assets, and contract liabilities from contracts with customers, if not otherwise separately presented and disclosed.  In addition, revenue recognized in the reporting period that was included in the contract liability balance at the beginning of the period is required disclosure, and revenue recognized in the reporting period from performance obligations satisfied, in full or in part, in previous periods, must also be disclosed.  Qualitative and quantitative disclosures for contract assets and liabilities must also disclose changes resulting from business combinations, cumulative catch-up adjustments to revenues, including a change in the measure of a contracts progress, a change in an estimate of the transaction price, a contract modification, a contract impairment, a change in the condition of rights or a change in the time for a performance obligation to be satisfied.  An entity must further disclose its significant performance obligations included in its contracts with its customers, including when performance obligations are satisfied, the significant terms of payment, the nature of the goods or services that an entity has promised to transfer, obligations for returns, refunds and any type of warranty or related obligation.  Any portion of the transaction price that is allocated to a performance obligation that is unsatisfied is required disclosure, including an explanation of when the entity expects to recognize revenues pertaining to an unsatisfied performance obligation and disclosing numerically the amounts to recognize over appropriate and relevant time bands.  Significant judgments made assessing the timing of performance obligations and determining the allocation of the transaction price to the performance obligations that could significantly impact the determination of revenue recognized from contracts with customers must be disclosed.  Performance obligations satisfied over time requires disclosure of the method used to recognize revenue and a supporting explanation of why this method was chosen.  Performance obligations satisfied at a point in time must also be disclosed when significant judgments are made in evaluating when a customer obtains control of a good or service.

This guidance is effective for annual reporting periods beginning after December 15, 2016, including each interim period thereafter.  In August 2015, FASB issued an Accounting Standards Update (“ASU”) deferring the effective date of this standard for one year.  The ASU also permits early adoption of the new standard, but not before the original public entity effective date of annual reporting periods beginning after December 15, 2016.

Progressive Waste Solutions Ltd. – March 31, 2016 - 8

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2016 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

An entity can chose to adopt this guidance applying one of two approaches:

a.        retrospective application for each prior reporting period presented, subject to certain practical expedients in respect of completed contracts and transaction prices allocated to the remaining performance obligations that an entity expected to recognize as revenue, or

b.       retrospective application with the cumulative effect of initially applying this guidance recognized at the date of initial application.  If an entity elects this transition method it should also provide the additional disclosures in reporting periods that include the date of initial application of, including the amount by which each financial statement line item is affected in the current reporting period by the application of this guidance compared to the guidance that was in effect before the change and an explanation of the reasons for significant changes.

In March 2016, FASB issued additional implementation guidance on principal versus agent considerations, which includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customer.

In April 2016, FASB issued additional implementation guidance on identifying performance obligations and licensing.  The amendments in this update do not change the core principle of the guidance but provides further clarification on these two areas.

The effective date and transition requirements for these amendments are the same as those above.

The Company continues to assess the impact this guidance will have on its financial statements.

Compensation – Share Based Compensation

In June 2014, FASB issued guidance on how entities record compensation cost when an award participant’s requisite service period ends in advance of the performance condition being satisfied.  That is, when an award participant is eligible to vest in the award regardless of whether the participant is rendering service on the date the performance target is achieved.  The guidance requires entities to recognize compensation cost in the period in which it becomes probable that the performance condition will be achieved and should record the compensation cost over the period for which the award participant renders service.  If the performance target becomes probable of achievement before the end of the requisite service period, the remaining unrecognized compensation cost must be recognized over the remaining requisite service period.  If the achievement of the performance condition becomes probable after the award participants requisite service period, compensation cost will be recognized immediately in the period when the performance condition becomes probable.  The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest.  The guidance also outlines that the grant date fair value of the award should not consider the performance condition in its determination.  This guidance is effective for all reporting periods beginning after December 15, 2015 with early adoption permitted.  The amendments are to be applied either prospectively to all awards granted or modified after the effective date or retrospectively to all awards with performance targets that are outstanding as of the beginning of the earliest annual period presented in the financial statements and to all new or modified awards thereafter.  This guidance did not have a significant impact on the Company’s financial statements.

Presentation of Financial Statements – Going Concern

In August 2014, FASB released additional guidance requiring management to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern.  In connection with the preparation of financial statements for each annual and interim reporting period, an entity’s management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern.  Substantial doubt about an entity’s ability to continue as a going concern exists when relevant conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued, or are available to be issued.

Progressive Waste Solutions Ltd. – March 31, 2016 - 9

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2016 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

When management identifies conditions or events that raise substantial doubt about an entity’s ability to continue as a going concern, management should assess if its intended plans to mitigate those relevant conditions or events would alleviate this doubt. The entity must disclose information that enables users of the financial statements to understand 1) principal conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern and 2) management’s evaluation of the significance of those conditions or events in relation to the entity’s ability to meet its obligations. If substantial doubt is alleviated as a result of this assessment, the entity is also required to disclose the relevant plan that it expects will alleviate the substantial doubt. However, if substantial doubt is not alleviated the entity is required to disclose its plans that are intended to mitigate the conditions or events that raise substantial doubt about its ability to continue as a going concern.

These amendments are effective for all reporting periods ending after December 15, 2016 with early adoption permitted.  The Company does not anticipate these new amendments will have a significant impact on its financial statements.

Income Statement – Extraordinary and Unusual Items

In January 2015, FASB simplified an entities’ income statement presentation by eliminating the concept of extraordinary items as part of its initiative to reduce complexity in accounting standards.  Eliminating the concept of extraordinary items will save time and reduce costs for preparers because they will not have to assess whether a particular event or transaction event is extraordinary.  This also alleviates uncertainty for preparers, auditors, and regulators because auditors and regulators will no longer need to evaluate whether a preparer treated an unusual and/or infrequent item appropriately.  The amendments are effective for all reporting periods beginning after December 15, 2015.  A reporting entity may apply the amendments prospectively.  A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements.  Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption.  This guidance did not have a significant impact on the Company’s financial statements.

Interest – Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs

In April 2015, FASB issued an amendment to simplify the presentation of debt issuance costs.  The update requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts.  Recognition and measurement guidance for debt issuance costs are not impacted by this amendment.  The amendment is effective for all reporting periods beginning after December 15, 2015, applied on a retrospective basis.  Early adoption is permitted for financial statements that have not been previously issued.

In August 2015, an ASU further clarified the presentation and subsequent measurement of debt issuance costs related to line-of-credit arrangements which were not addressed in the original ASU issued in April.  This ASU permits an entity to defer and present debt issuance costs as an asset, net of amortization recorded ratably over the term, for line-of-credit arrangements, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement.

Deferred financing costs recorded as an asset on the balance sheet are subject to these amendments effective January 1, 2016.  Accordingly, deferred financing costs attributable to long-term debt arrangements, other than line-of-credit arrangements, totaling $3,489 at December 31, 2015, have been reclassified to long-term debt.

Intangibles – Goodwill and Other – Internal-Use Software: Customer’s Accounting for Fees Paid in a Cloud Computing Arrangement

In May 2015, FASB provided additional guidance regarding the accounting for fees paid by a customer in a cloud computing arrangement, which amongst other things included guidance on cloud computing arrangements that include a software license.  If a cloud computing arrangement includes a software license the customer should account for the software license component of the arrangement like any other software licenses.  If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract.  These amendments are effective for all reporting periods beginning after December 15, 2015 and can be applied on either a prospective basis for all arrangements entered into or materially modified after the effective date or retrospectively.  Early adoption is permitted.  This guidance did not have a significant impact on the Company’s financial statements.

Progressive Waste Solutions Ltd. – March 31, 2016 - 10

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2016 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Financial Instruments: Recognition and Measurement of Financial Assets and Financial Liabilities

In January 2016, FASB issued an amendment to provide users of financial statements with more useful information with respect to financial instruments.  The primary provisions include:

a.        measuring equity investments at their estimated fair value with changes recorded to net income, excluding investments accounted for under the equity method of accounting or those that result in consolidation of the investee.  Notwithstanding, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer

b.       simplifying the impairment assessment of equity investments that don’t have readily determinable fair values by requiring a qualitative assessment to identify impairment.  When a qualitative assessment indicates that impairment exists, an entity is required to measure the investment at its estimated fair value

c.        eliminating the requirement to disclose the estimated fair value of financial instruments measured at amortized cost for entities that are not public

d.       eliminating the requirement for public entities to disclose the method(s) and significant assumptions applied to estimate fair value for financial instruments measured at amortized cost

e.       requiring public entities to use the exit price notion when measuring the estimated fair value of financial instruments for disclosure purposes

f.         requiring entities to present separately in other comprehensive income the portion of the total change in the estimated fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments

g.       requiring entities to separately present financial assets and financial liabilities by measurement category and form of financial asset, representing securities or loans and receivables, on the balance sheet or in the accompanying notes to the financial statements

h.       clarifying that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets.

For public entities, these amendments are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years.  Early application is not permitted, except for item f. which must be adopted at the beginning of the fiscal year in the year of adoption.

An entity should apply these amendments through a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year in the year of adoption.  Amendments related to equity securities without readily determinable fair values, including the related disclosure requirements, should be applied prospectively to equity investments that exist as of the date of adoption.

The Company does not anticipate this guidance will have a significant impact on its financial statements.

Leases

In February 2016, the FASB issued a new standard for leases to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements.

The new standard requires entities to recognize the assets and liabilities that arise from a lease, which differs from the previous guidance which did not require lease assets and lease liabilities to be recognized for leases characterized as an operating lease.  A lessee is required to recognize a liability reflecting lease amounts payable and a right-of-use asset representing its right to use the underlying asset for the lease term.  When measuring assets and liabilities arising from a lease, a lessee (and a lessor) is required to include payments expected to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease.  Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option.  Also consistent with the previous guidance, a lessee (and a lessor) excludes most variable lease payments in measuring lease assets and lease liabilities, other than those that depend on an index or a rate or are in substance fixed payments.

Progressive Waste Solutions Ltd. – March 31, 2016 - 11

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2016 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities.  If a lessee makes this election, it will recognize lease expense for such leases generally on a straight-line basis over the lease term.

The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous guidance.  Differentiation between finance leases and operating leases continues, however, the principal difference from previous guidance is that the lease assets and lease liabilities arising from operating leases should be recognized in the statement of financial position.

This guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, for public entities.  Early adoption is permitted for all entities.

The Company is in the process of assessing the impact this guidance will have on its financial statements.

Compensation – Stock Compensation: Improvements to Employee Share-Based Payment Accounting

In March 2016, FASB issued an update to simplify certain aspects of accounting for share-based payment transactions, including excess tax benefits and tax deficiencies and minimum statutory tax withholding requirements along with their presentation on the statement of cash flows, classification of awards as equity or liabilities (for non-public entities), and forfeitures.

This guidance is effective for annual periods beginning after December 15, 2016, including interim periods within those annual periods.  Early adoption is permitted in any interim or annual period.  If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period and an entity that elects early adoption must adopt all of the amendments in the same period.

Amendments related to the timing of when excess tax benefits are recognized, minimum statutory withholding requirements, forfeitures, and intrinsic value should be applied using a modified retrospective transition method by means of a cumulative-effect adjustment to equity as of the beginning of the period in which the guidance is adopted.   Amendments related to the presentation of employee taxes paid on the statement of cash flows when an employer withholds shares to meet the minimum statutory withholding requirement should be applied retrospectively.  Amendments requiring recognition of excess tax benefits and tax deficiencies in the income statement should be applied prospectively.  An entity may elect to apply the amendments related to the presentation of excess tax benefits on the statement of cash flows using either a prospective transition or retrospective transition method.

The Company does not anticipate this guidance will have a significant impact on its financial statements.

5.  Acquisitions

The following table outlines the number of acquisitions completed by the Company, by segment, for the three months ended March 31, 2016 and 2015.  Acquisitions may include all of the issued and outstanding share capital of the purchased company or certain assets and liabilities of the company.

					Three months ended
					March 31
			2016			2015
Segment	Assets	Shares	Total	Assets	Shares	Total

East	-	-	-	1	-	1
Total acquisitions	-	-	-	1	-	1

Progressive Waste Solutions Ltd. – March 31, 2016 - 12

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2016 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The acquisition constitutes a business.  The Company considers the acquisition a “tuck-in”.  Tuck-in acquisitions represent the acquisition of solid waste collection and or disposal operation in markets where the Company has existing operations.  Goodwill arising from a tuck-in acquisition is largely attributable to assembled workforces and expected synergies resulting from personnel and operating overhead reductions, disposal or collection advantages or the deployment of market focused strategies.  Pro forma revenues and net income for this acquisition has not been disclosed as the company acquired is immaterial.  The financial results of this acquisition have been included in the Company’s financial statements since the date of closing.

The payment of contingent consideration, for acquisitions completed prior to 2009, resulting from the satisfaction of various business performance targets, is also subject to final adjustment.  Final fair value adjustments occurring during the measurement period that change the fair value of certain assets or liabilities are recorded to the original purchase price allocation.

Cash consideration paid, including the allocation to the fair value of net assets acquired, is as follows:

	Three months ended
	March 31
	2016	2015

Consideration
Cash, including holdbacks and unpaid consideration (as applicable)	$-	$342

Allocation of net assets acquired
Intangibles (Note 7)	$-	$357
Capital assets	$-	$68
Accounts payable	$-	$(83)

Consideration by segment
East	-	342
Total consideration	$-	$342

	Three months ended
	March 31
	2016	2015

Aggregate cash consideration (excluding holdbacks and cash
payments due to sellers for achieving various
business performance targets)	$-	$242

Contingent consideration (paid in respect of acquisitions completed
prior to January 1, 2009)	$130	$139

Transaction costs (included in selling, general and
administration expense)	$81	$228

On January 2, 2015, the Company paid $29,457 for a business it acquired control of on December 31, 2014.

The Company typically holds back a portion of the amount due to the seller subject to the satisfaction of various business performance conditions.  These conditions are generally short-term in nature and the Company has assessed the fair value of its obligation as the full amount of the hold back.  In certain circumstances, the Company has also agreed to pay sellers additional amounts for meeting certain business performance targets which are longer in term.  The Company has assessed the fair value of its obligation as the full amount of the additional consideration expected to be paid discounted to the date of acquisition.  Holdback and additional amounts payable for current period acquisitions totaled $nil as at March 31, 2016 (December 31, 2015 - $6,174).

Progressive Waste Solutions Ltd. – March 31, 2016 - 13

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2016 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

6.  Net Gain on Sale of Capital and Landfill Assets - Asset Divestiture

In September 2014, the Company embarked on an evaluation of its strategic options for its Long Island, New York operations included in its East segment.  As a result of this evaluation, the Company concluded that it could generate a higher return from monetizing the net assets of this operation than continuing to operate them.  The Company subsequently issued a confidential information memorandum to a targeted audience of prospective buyers for its commercial, industrial and residential collection business and its transfer station and material recovery facilities.  The Company accepted an offer and completed the sale on February 28, 2015 for net proceeds of $76,190.  The carrying value of the net assets at February 28, 2015 was $68,171 resulting in a gain of $8,019. This gain was recorded to net gain or loss on sale of capital and landfill assets in the statement of operations and comprehensive income or loss for the three months ended March 31, 2015.

7.  Intangibles

				March 31, 2016
	Cost	Accumulated amortization	Net book value	Additions	Weighted average amortization period of additions (expressed in years)

Customer collection contracts	$196,678	$161,463	$35,215	$-	-
Customer lists	226,652	117,652	109,000	-	-
Non-competition agreements	12,148	5,519	6,629	-	-
Transfer station permits	22,864	7,975	14,889	-	-
Trade-names	12,483	9,546	2,937	-	-
	$470,825	$302,155	$168,670	$-

		December 31, 2015		March 31, 2015
	Cost	Accumulated amortization	Net book value	Additions (including adjustments)	Weighted average amortization period of additions (expressed in years)

Customer collection contracts	$193,983	$157,810	$36,173	$-	-
Customer lists	236,163	120,195	115,968	22,418	7.00
Non-competition agreements	15,559	8,318	7,241	20	5.00
Transfer station permits	21,661	7,322	14,339	-	-
Trade-names	12,069	8,817	3,252	-	-
	$479,435	$302,462	$176,973	$22,438

Adjustments to the fair value of certain assets occurring in the measurement period and acquired in 2014 resulted in a $22,081 increase to customer lists for the three month period ended March 31, 2015.

Progressive Waste Solutions Ltd. – March 31, 2016 - 14

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2016 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Estimated intangible amortization expense in each of the five succeeding years, or part thereof in the case of 2016, and thereafter is as follows:

2016	$30,776
2017	37,361
2018	24,352
2019	18,860
2020	13,965
Thereafter	43,356
$168,670

8.  Goodwill

The following tables outline the change in goodwill by segment for the three months ended March 31, 2016 and 2015.

			March 31, 2016
	North	West	East	Total

Goodwill, stated at cost	$303,917	$333,875	$609,676	$1,247,468
Accumulated impairment loss	-	-	(360,557)	(360,557)
Balance, beginning of year	303,917	333,875	249,119	886,911
Goodwill adjustments in respect of prior period acquisitions, during the period	-	130	-	130
Foreign currency exchange adjustment, for the period	20,409	-	-	20,409

Goodwill, stated at cost	324,326	334,005	609,676	1,268,007
Accumulated impairment loss	-	-	(360,557)	(360,557)
Balance, end of period	$324,326	$334,005	$249,119	$907,450

			March 31, 2015
	North	West	East	Total

Goodwill, stated at cost(1)	$362,599	$341,123	$594,129	$1,297,851
Accumulated impairment loss	-	-	(360,557)	(360,557)
Balance, beginning of year	362,599	341,123	233,572	937,294
Goodwill adjustments in respect of prior period acquisitions, during the period(1)	-	(13,096)	(8,967)	(22,063)
Foreign currency exchange adjustment, for the period	(30,934)	-	-	(30,934)

Goodwill, stated at cost	331,665	328,027	585,162	1,244,854
Accumulated impairment loss	-	-	(360,557)	(360,557)
Balance, end of period	$331,665	$328,027	$224,605	$884,297

Note:

(1)  Goodwill amounts have been reassigned to the East and West segments on a relative fair value basis reflecting changes to the Company’s segments as a result of its regional management reorganization announced April 30, 2015 (Note 17).

In 2015, adjustments to preliminary purchase price allocations resulted in a $22,178 decrease to goodwill.

The Company has not disposed of any goodwill in the three months ended March 31, 2016 or in the year ended  December 31, 2015, with the exception of goodwill attributable to its Long Island, New York operations.

The Company did not recognize an impairment charge for goodwill in the three months ended March 31, 2016 or in the year ended  December 31, 2015.

Progressive Waste Solutions Ltd. – March 31, 2016 - 15

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2016 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

9.  Accrued Charges

Accrued charges comprise the following:

	March 31, 2016	December 31, 2015

Insurance	$48,040	$45,784
Payroll and related costs	46,867	33,374
Franchise and royalty fees	3,544	3,947
Interest	817	853
Provincial, federal and state sales taxes	7,209	6,102
Acquisition holdbacks and acquisition related costs	7,731	7,748
Environmental surcharges	4,756	5,242
Property taxes	2,038	73
Disposal	6,140	8,085
Share based options (Note 12)	11,648	5,986
Other	16,505	22,794
	$155,295	$139,988

10.  Landfill Closure and Post-Closure Costs

The tables below outline key assumptions used to determine the value of landfill closure and post-closure costs.  The tables also outline the expected timing of undiscounted landfill closure and post-closure expenditures and changes to landfill closure and post-closure costs between periods.

March 31, 2016
Fair value of legally restricted assets (funded landfill post-closure costs)	$10,959
Undiscounted closure and post-closure costs	$735,808
Credit adjusted risk-free rates - North segment landfills	4.6 - 9.5%
Credit adjusted risk-free rates - East and West segment landfills	4.5 - 7.2%
Expected timing of undiscounted landfill closure and post-closure expenditures
2016	$10,625
2017	11,227
2018	11,326
2019	16,749
2020	9,776
Thereafter	676,105
$735,808

	Three months ended
	March 31
	2016	2015

Landfill closure and post-closure costs, beginning of the year	$125,912	$130,145
Provision for landfill closure and post-closure costs, during the period	2,211	2,312
Accretion of landfill closure and post-closure costs, during the period	1,581	1,599
Landfill closure and post-closure expenditures, during the period	(829)	(1,047)
Revisions to estimated cash flows, during the period	(219)	-
Foreign currency translation adjustment, for the period	2,095	(3,256)
	130,751	129,753
Less current portion of landfill closure and post-closure costs	10,625	8,963
Landfill closure and post-closure costs, end of period	$120,126	$120,790

Progressive Waste Solutions Ltd. – March 31, 2016 - 16

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2016 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

11.  Shareholders’ Equity

Normal course issuer bid

Effective August 28, 2015, the Company received approval for a normal course issuer bid to purchase up to 10,000 of the Company’s common shares for a one year period that expires on August 27, 2016.  Daily purchases are limited to a maximum of 59.725 shares on the Toronto Stock Exchange.  Once a week, the Company is permitted to purchase a block of its common shares which can exceed the daily purchase limit, as long as the block is not owned by an insider.  All shares purchased are expected to be cancelled.

For the three months ended March 31, 2016, no common shares (2015 - 509) were purchased and cancelled at a total cost of $nil (2015 - $15,284).  As of April 26, 2015, no additional common shares were purchased and settled.

Accumulated other comprehensive loss

Accumulated other comprehensive loss, is comprised of accumulated foreign currency translation adjustments, including accumulated exchange gains or losses on intangibles, goodwill and capital and landfill assets, partially offset by accumulated exchange losses or gains on long-term debt, landfill closure and post-closure costs, and deferred income tax liabilities.

	Foreign currency translation adjustment	Derivatives designated as cash flow hedges, net of income tax	Accumulated other comprehen- sive loss
Three months ended March 31, 2016
Balance, beginning of year	$(196,672)	$-	$(196,672)
Other comprehensive income, during the period	23,866	-	23,866
Balance, end of period	$(172,806)	$-	$(172,806)

Three months ended March 31, 2015
Balance, beginning of year	$(123,246)	$-	$(123,246)
Other comprehensive loss, during the period	(41,682)	-	(41,682)
Balance, end of period	$(164,928)	$-	$(164,928)

Net (loss) income per share

The following table presents net (loss) income and reconciles the weighted average number of shares outstanding at March 31, 2016 and 2015 for the purpose of computing basic and diluted net (loss) income per share.

	Three months ended
	March 31
	2016	2015

Net (loss) income	$(2,010)	$18,121

Weighted average number of shares, basic	109,306	112,501
Dilutive effect of share based options	-	-
Weighted average number of shares, diluted	109,306	112,501

Net (loss) income per weighted average share, basic and diluted	$(0.02)	$0.16
Issued and outstanding share based options	989	1,099

Share based options are anti-dilutive to the calculation of net income per share and have therefore been excluded from the calculation.

Progressive Waste Solutions Ltd. – March 31, 2016 - 17

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2016 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

12.  Share Based Compensation

Compensation expense includes restricted share expense or recovery, fair value changes in performance share units (“PSUs”) and share based options, all of which are recorded to selling, general and administration expense on the statement of operations and comprehensive income or loss.

Restricted shares

For the three months ended March 31, 2016, restricted share expense amounted to $1,322 (2015 - $806).

PSUs

For the three months ended March 31, 2016, PSU expense totaled $2,610 (2015 - $1,643).  In addition, as of March 31, 2016, unrecognized compensation cost for PSUs totaled $6,236 (December 31, 2015 - $4,045).  At March 31, 2016, $10,248 is accrued (December 31, 2015 - $8,759).

Share based options

For the three months ended March 31, 2016, share based option expense amounted to $5,241 (2015 – $1,466).  In addition, as of March 31, 2016, unrecognized compensation cost for share based options totaled $2,214 (December 31, 2015 - $4,034).  At March 31, 2016, $11,648 (December 31, 2015 - $5,986) is accrued.

In January 2016, 600 share based options previously awarded to two former employees were forfeited.  The forfeiture resulted in a $521 recovery of previously recognized share based compensation expense.

13.  Commitments and Contingencies

Upon closing of the pending business combination with WCI, the Company is expected to incur a transaction fee of $32,000 payable to its financial advisor.

Progressive Waste Solutions of FL, Inc., a wholly owned subsidiary, and Progressive Waste Solutions Ltd. (collectively, ”Progressive”) were named as defendants in a putative class action lawsuit filed in October 2015 (the “Complaint”) on behalf of current and former customers of Progressive who reside in the state of Florida.  The Complaint alleged Progressive charged customers a fuel surcharge and/or an environmental surcharge in violation of Florida’s Deceptive and Unfair Trade Practices Act (“FDUTPA”).  The alleged class period was four years prior to the filing of the Complaint (October 2011).  The Complaint has now been withdrawn.

14.  Related Party Transactions

Transportation services

A company owned by an officer of a Progressive Waste Solutions Canada Inc. subsidiary provides transportation services to the Company.  Total charges of $404 (2015 - $746) were incurred by the Company for the three months ended March 31, 2016, and are recorded to operating expenses.  Amounts included in accounts payable at March 31, 2016 total $86 (December 31, 2015 - $38).

These transactions were recorded at their exchange amounts.

Progressive Waste Solutions Ltd. – March 31, 2016 - 18

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2016 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

15.  Financial Instruments

The following table categorizes the Company’s derivative financial assets and liabilities and presents their estimated fair values.  Financial instruments are recorded as other assets or other liabilities on the Company’s balance sheet.

	March 31, 2016	December 31, 2015
Financial assets
Derivatives not designated in a hedging relationship
Current - foreign currency exchange agreements	$15	$-
Long-term - interest rate swaps	$-	$759

Financial liabilities
Derivatives not designated in a hedging relationship
Current - interest rate swaps	$10,050	$9,473
Long-term - interest rate swaps	$27,611	$12,191
Current - foreign currency exchange agreements	$-	$27
Current - fuel hedges	$2,643	$3,099
Long-term - fuel hedges	$714	$843

The following tables outline the hierarchical measurement categories for various financial assets and liabilities.  As at March 31, 2016 and December 31, 2015, financial assets and liabilities measured on a recurring basis had the following estimated fair values expressed on a gross basis:

			March 31, 2016
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Cash and cash equivalents	$43,919	$-	$-	$43,919
Funded landfill post-closure costs	10,959	-	-	10,959
Other assets - foreign currency exchange agreements	-	15	-	15
Other liabilities - fuel hedges	-	-	(3,357)	(3,357)
Other liabilities - interest rate swaps	-	(37,661)	-	(37,661)
	$54,878	$(37,646)	$(3,357)	$13,875

			December 31, 2015
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

Cash and cash equivalents	$35,780	$-	$-	$35,780
Funded landfill post-closure costs	10,145	-	-	10,145
Other assets - interest rate swaps	-	759	-	759
Other liabilities - fuel hedges	-	-	(3,942)	(3,942)
Other liabilities - interest rate swaps	-	(21,664)	-	(21,664)
Other liabilities - foreign currency exchange agreements	-	(27)	-	(27)
	$45,925	$(20,932)	$(3,942)	$21,051

Progressive Waste Solutions Ltd. – March 31, 2016 - 19

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2016 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The following table outlines the change in estimated fair value for recurring Level 3 financial instrument measurements for the three months ended March 31, 2016 and 2015, respectively:

	Three months ended
	March 31
Significant unobservable inputs (Level 3)	2016	2015

Balance, beginning of year	$(3,942)	$(3,384)
Realized losses included in the statement of operations, during the period	(1,086)	(686)
Unrealized gains included in the statement of operations, during the period	585	492
Settlements	1,086	686
Foreign currency translation adjustment	-	67
Balance, end of period	$(3,357)	$(2,825)

Fair value

Cash equivalents are invested in a money market account offered through a Canadian financial institution.  The estimated fair value of cash equivalents is equal to its carrying amount.

Funded landfill post-closure costs are invested in Bankers’ Acceptances, offered through Canadian financial institutions, or Government of Canada treasury bills.  The estimated fair value of these investments is supported by quoted prices in active markets for identical assets.

The estimated fair values of financial instruments are calculated using available market information, and commonly accepted valuation methods.  Considerable judgment is required to interpret market information used to develop these estimates.  Accordingly, these fair value estimates are not necessarily indicative of the amounts the Company, or counter-parties to the instruments, could realize in a current market exchange.  The use of different assumptions and or estimation methods could have a material effect on the estimate of fair value.

The Company’s interest rate swaps are recorded at their estimated fair values determined using a discounted cash flow analysis.  The analysis utilizes observable market data including forward yield curves to determine the market’s expectation of the future cash flows of the variable component.  The fixed and variable components of the derivative are then discounted using calculated discount factors developed from the zero rate curve and are aggregated to arrive at an estimated fair value.  The Company also incorporates credit valuation adjustments to reflect nonperformance risk for itself and the respective counterparties in the estimation of fair value.  The Company verifies the reasonableness of these estimates by comparing them to quotes received from financial institutions that trade these contracts.  The use of different assumptions and or estimation methods could have a material effect on the estimate of fair value.

The estimated fair values of fuel hedges are determined using a discounted cash flow analysis.  This approach uses the forward index curve and the risk-free rate of interest, on a basis consistent with the underlying terms of the agreements, to discount the expected cash flows attributable to these fuel hedges.  Financial institutions are the sources of the forward index curve and risk-free rate of interest.  The use of different assumptions and or estimation methods could have a material effect on the estimate of fair value.

The Company’s foreign currency exchange agreements, when applicable, are recorded at their estimated fair value based on quotes received from the financial institution that is counterparty to the agreement.  The Company verifies the reasonableness of the quotes by comparing them to the period end foreign currency exchange rate plus a forward premium.  The use of different assumptions and or estimation methods could result in differing estimates of fair value, which the Company believes would not be material.

Progressive Waste Solutions Ltd. – March 31, 2016 - 20

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2016 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Fuel hedges, interest rate swaps and foreign currency exchange agreements

The Company is subject to credit risk on certain fuel hedges, interest rate swaps and foreign currency exchange agreements (collectively the “agreements”), as applicable.  The Company has entered into interest rate swaps to reduce its exposure to interest rate volatility on consolidated facility advances.  In addition, the Company has entered into fuel hedges for a portion of the diesel fuel consumed in its Canadian and U.S. operations.  The Company has also entered into foreign currency exchange agreements, from time-to-time, to mitigate the risk of foreign currency fluctuations on amounts repayable under its consolidated facility and amounts payable for goods or services received that are payable in a currency that is other than the operating entities’ primary operating currency.

The Company’s corporate treasury function is responsible for arranging all agreements and the Audit Committee is responsible for approving certain agreements.  Suitable counterparties identified by the Company’s treasury function are approved by the Audit Committee.  The Company will only enter into agreements with highly rated and experienced counterparties who have successfully demonstrated that they are capable of executing these arrangements.  If the counterparties’ credit rating, prepared by reputable third-party rating agencies, is downgraded, the Company’s treasury function will review the agreement and assess if its exposure to the counterparty can be collateralized or if the agreement should be terminated.  The Company’s treasury function also prepares a report, at least once annually, to the Company’s Audit Committee which outlines the key terms of its agreements, fair values, counterparties and each counterparty’s most recent credit rating, and, when applicable, changes to the risks related to each agreement.

The Company’s maximum exposure to credit risk is equal to the estimated fair value of fuel hedges, interest rate swaps and foreign currency exchange agreements, as applicable, recorded to other assets on the Company’s balance sheet.  The Company holds no collateral or other credit enhancements as security over these agreements.  The Company deems the agreements’ credit quality to be high in light of its counterparties and no amounts are either past due or impaired.  In all instances, the Company’s risk management objective is to mitigate its risk exposures to a level consistent with its risk tolerance.

The Company has entered into the following fuel hedges, interest rate swaps and foreign currency exchange agreements outlined in the tables below:

U.S. fuel hedges
Date entered	Notional amount (gallons per month expressed in gallons)	Diesel rate paid (expressed in dollars)	Diesel rate received variable	Effective date	Expiration date

April 2, 2015	84,000	$1.90	NYMEX Heating Oil Index	January 1, 2016	December 31, 2016
April 2, 2015	84,000	$1.91	NYMEX Heating Oil Index	January 1, 2016	December 31, 2016
July 24, 2015	84,000	$1.77	NY Harbor ULSD	January 1, 2016	December 31, 2016
July 24, 2015	84,000	$1.88	NY Harbor ULSD	January 1, 2017	December 31, 2017
July 24, 2015	84,000	$1.77	NYMEX Heating Oil Index	January 1, 2016	December 31, 2016
July 24, 2015	84,000	$1.87	NYMEX Heating Oil Index	January 1, 2017	December 31, 2017
November 13, 2015	84,000	$1.53	NY Harbor ULSD	January 1, 2016	December 31, 2016
November 13, 2015	84,000	$1.53	NYMEX Heating Oil Index	January 1, 2016	December 31, 2016
December 8, 2015	84,000	$1.45	NY Harbor ULSD	January 1, 2016	December 31, 2016

Progressive Waste Solutions Ltd. – March 31, 2016 - 21

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2016 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

Interest rate swaps
Date entered	Notional amount	Fixed interest rate (plus applicable margin)	Variable interest rate received	Effective date	Expiration date

August 30, 2013	$35,000	2.97%	0.23%	September 30, 2013	September 29, 2023
August 30, 2013	$40,000	2.96%	0.23%	September 30, 2013	September 29, 2023
September 6, 2013	$25,000	1.10%	0.23%	September 30, 2013	September 30, 2016
September 6, 2013	$25,000	1.10%	0.23%	September 30, 2013	September 30, 2016
September 6, 2013	$25,000	1.95%	0.23%	September 30, 2013	September 28, 2018
September 6, 2013	$25,000	1.95%	0.23%	September 30, 2013	September 28, 2018
September 19, 2013	$25,000	2.30%	0.23%	September 30, 2013	September 30, 2020
September 19, 2013	$25,000	2.30%	0.23%	September 30, 2013	September 30, 2020
September 24, 2013	$25,000	1.60%	0.23%	September 30, 2013	September 28, 2018
September 24, 2013	$25,000	1.60%	0.23%	September 30, 2013	September 28, 2018
October 21, 2013	$25,000	1.51%	0.23%	October 31, 2013	September 28, 2018
October 21, 2013	$25,000	1.53%	0.23%	October 31, 2013	September 28, 2018
October 25, 2013	$15,000	2.65%	0.23%	October 31, 2013	September 29, 2023
October 25, 2013	$20,000	2.64%	0.23%	October 31, 2013	September 29, 2023
November 5, 2013	$25,000	1.50%	0.23%	November 7, 2013	September 28, 2018
November 5, 2013	$25,000	1.50%	0.23%	November 7, 2013	September 28, 2018
December 11, 2013	$20,000	2.18%	0.23%	December 13, 2013	September 30, 2020
December 11, 2013	$20,000	2.17%	0.23%	December 13, 2013	September 30, 2020
December 30, 2013	$10,000	2.96%	0.23%	January 2, 2014	September 29, 2023
December 30, 2013	$15,000	0.75%	0.23%	January 2, 2014	September 30, 2016
December 30, 2013	$15,000	0.79%	0.23%	January 2, 2014	September 30, 2016
December 30, 2013	$15,000	1.62%	0.23%	January 2, 2014	September 28, 2018
December 30, 2013	$30,000	1.66%	0.23%	January 2, 2014	September 28, 2018
March 4, 2014	$25,000	2.25%	0.23%	March 31, 2014	March 31, 2021
March 4, 2014	$25,000	2.26%	0.23%	March 31, 2014	March 28, 2024
March 4, 2014	$25,000	2.25%	0.23%	March 31, 2014	March 31, 2021
March 4, 2014	$25,000	2.78%	0.23%	March 31, 2014	March 28, 2024
March 17, 2014	$20,000	1.67%	0.23%	March 31, 2014	March 29, 2019
March 17, 2014	$20,000	1.67%	0.23%	March 31, 2014	March 29, 2019
March 17, 2014	$20,000	2.27%	0.23%	March 31, 2014	March 31, 2021
March 17, 2014	$20,000	2.26%	0.23%	March 31, 2014	March 31, 2021
March 17, 2014	$30,000	2.79%	0.23%	March 31, 2014	March 28, 2024
March 28, 2014	$35,000	1.64%	0.23%	March 31, 2014	September 30, 2018
March 28, 2014	$25,000	1.03%	0.23%	March 31, 2014	March 31, 2017
July 24, 2014	$20,000	2.65%	0.23%	July 31, 2014	June 28, 2024

Foreign currency exchange agreements
Date entered	U.S. dollars purchased	Foreign currency exchange rate	Effective date

March 30, 2016	$16,000	1.2975	April 29, 2016

Progressive Waste Solutions Ltd. – March 31, 2016 - 22

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2016 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

The contractual maturities of the Company’s derivatives are as follows:

				March 31, 2016
		Payments due
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Derivative
Interest rate swaps	$37,661	$10,050	$14,634	$8,224	$4,753
Fuel hedges	$3,357	$2,643	$714	$-	$-
Foreign currency exchange agreements	$16,000	$16,000	$-	$-	$-

Unrealized amounts recorded to net gain or loss on financial instruments for the three months ended March 31, 2016 and 2015 are as follows:

	Three months ended
	March 31
	2016	2015

Net loss on financial instruments
Funded landfill post-closure costs	$6	$(2)
Interest rate swaps	14,482	11,095
Fuel hedges	(585)	(492)
Foreign currency exchange agreements	(41)	158
	$13,862	$10,759

Estimated fair value

The carrying value of accounts receivable, accounts payable and accrued charges approximates its fair value due to the relatively short-term maturities of these instruments.  Cash and cash equivalents, funded landfill post-closure costs and derivative financial instruments are recorded on the balance sheet at their estimated fair values.

At March 31, 2016, the estimated fair value of other receivables applying an interest rate consistent with the credit quality of the instrument is $3,141 (December 31, 2015 - $2,905), compared to the carrying amount of $2,667 (December 31, 2015 - $2,461).

At March 31, 2016, the estimated fair value of long-term debt, including the term A facility, approximates its carrying amount as the Company believes that renegotiation of its variable rate long-term debt would result in similar pricing.

Progressive Waste Solutions Ltd. – March 31, 2016 - 23

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2016 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

16.  Income Taxes

The components of domestic and foreign (loss) income before income tax expense and domestic and foreign income taxes are as follows:

	Three months ended
	March 31
	2016	2015
(Loss) income before income tax (recovery) expense
Canada	$(22,556)	$(7,841)
U.S.	(52)	14,650
Other	16,678	16,433
	$(5,930)	$23,242

Current income tax expense
Canada	$5,348	$3,784
U.S.	558	949
Other	44	104
	5,950	4,837
Deferred income tax (recovery) expense
Canada	(7,969)	(5,033)
U.S.	(1,901)	5,317
Other	-	-
	(9,870)	284
Total income tax (recovery) expense	$(3,920)	$5,121

The Company recognizes interest related to uncertain tax positions and penalties to current income tax expense.  The Company has no material uncertain tax positions.  Accordingly, interest and penalties recognized in respect of uncertain tax positions and amounts accrued in respect thereof amount to $nil for the periods ended March 31, 2016 and 2015.

The Company is subject to federal, provincial and state income taxes and files tax returns in multiple jurisdictions.  Tax years open to audit range from 2010 to 2015 in Canada and from 2008 to 2015 in the U.S.

In connection with the sale of the Company’s Long Island, New York operations on February 28, 2015, it anticipated claiming a worthless stock deduction which would give rise to an ordinary loss on the 2015 U.S. federal income tax return.  The Company has since determined that it does not meet the conditions necessary to claim a worthless stock deduction and any and all resulting losses are on account of equity and characterized as a capital loss.  At this time, the Company is evaluating its filing position and the computation of such loss.  Before filing the U.S. federal income tax return, the Company will assess its options to maximize the use of any capital loss available.  Currently, the Company does not anticipate any financial statement benefit for such loss.  The Company estimates such loss to be between $60,000 and $70,000.

17.  Segmented Reporting

On April 30, 2015, the Company announced structural changes to the management of its operations, with the goal of reducing costs and better positioning the Company to realize on its strategic operating plan.  Accordingly, the following changes were made to the Company’s reportable segments:

•         Combined the U.S. northeast segment with a portion of the U.S south segment to form the East segment.  The East segment includes the following states:  Florida, New York, New Jersey, Pennsylvania, Maryland, Virginia, South Carolina and the District of Columbia.

•         The remainder of the U.S. south segment was renamed the West segment, comprising the states of Texas, Louisiana, Oklahoma, Arkansas, Mississippi and Illinois.

•         The Canadian segment was renamed the North segment.

Progressive Waste Solutions Ltd. – March 31, 2016 - 24

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2016 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

All previously reported segment amounts have been reclassified to conform to the current period presentation with no impact to the consolidated amounts reported.

Goodwill has been reassigned to the East and West segments using a relative fair value allocation approach similar to that used when a portion of a reporting unit is disposed of.  Accordingly, previously reported goodwill amounts have been calculated applying the fair value allocation percentage derived at April 30, 2015, the date of reassignment, for the East and West segments.

The Company carries on business through three geographic segments: the North, West and East.  The business segments are vertically integrated and their operations include the collection and disposal of waste and recyclable materials, transfer station operations, material recovery facilities, landfills and landfill gas to energy facilities.  The geographic location of each segment limits the number of transactions between them.

The Company has elected to exclude corporate costs in the determination of each segment’s performance.  Corporate costs include certain executive, legal, accounting, internal audit, treasury, investor relations, corporate development, environmental management, information technology, human resources, sales, purchasing, safety and other administrative support costs.  Corporate costs also include transaction and related costs, restricted share expense and fair value changes in share based options.

The accounting policies applied by the business segments are the same as those described in the summary of significant accounting policies.  The Company evaluates its segment performance based on revenues, less operating and selling, general and administration expenses.

	Three months ended
		March 31
	2016	2015
Revenues
North	$151,573	$153,881
West	165,829	158,392
East	154,036	147,932
Corporate	-	-
	$471,438	$460,205

Revenues less operating and selling, general and administration expenses
North	$56,946	$48,886
West	39,177	41,873
East	32,828	29,242
Corporate	(41,769)	(16,012)
	$87,182	$103,989

Amortization
North	$18,898	$20,042
West	21,805	21,788
East	24,617	21,758
Corporate	462	421
	$65,782	$64,009

Net gain on sale of capital and landfill assets	$(138)	$(9,194)

Operating income	$21,538	$49,174

Progressive Waste Solutions Ltd. – March 31, 2016 - 25

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2016 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

				March 31, 2016
	North	West	East	Corporate	Total

Goodwill	$324,326	$334,005	$249,119	$-	$907,450
Capital assets	$330,754	$344,677	$288,730	$4,993	$969,154
Landfill assets	$123,353	$283,155	$527,406	$-	$933,914
Total assets	$968,856	$1,073,412	$1,233,112	$32,497	$3,307,877

				December 31, 2015
	North	West	East	Corporate	Total

Goodwill	$303,917	$333,875	$249,119	$-	$886,911
Capital assets	$316,268	$341,742	$265,925	$5,176	$929,111
Landfill assets	$118,441	$285,390	$528,764	$-	$932,595
Total assets	$925,497	$1,077,207	$1,209,348	$29,368	$3,241,420

18.  Guarantees

In the normal course of business, the Company enters into agreements that meet the definition of a guarantee.  The Company’s primary guarantees are as follows:

The Company has provided indemnities for the use of various operating facilities under lease.  Under the terms of these agreements the Company agrees to indemnify the counterparties for certain items including, but not limited to, all liabilities, loss, suits, damage and the existence of hazardous substances arising during, on or after the term of the agreement.  Changes in environmental laws or in the interpretation thereof may require the Company to compensate the indemnified party.  The maximum amount of any future payment cannot be reasonably estimated.  These indemnities are in place for various periods beyond the original term of the lease and these leases expire between 2016 and 2025.

Indemnity has been provided to all directors and officers of the Company and its subsidiaries for certain items including, but not limited to, all costs to settle suits or actions due to association with the Company and its subsidiaries, subject to certain restrictions.  The Company has purchased directors’ and officers’ liability insurance to mitigate the cost of any potential future suits or actions.  The term of the indemnification is not explicitly defined, but is limited to the period over which the indemnified party serves as a director or officer of the Company, including any one of its subsidiaries.  The maximum amount of any future payment cannot be reasonably estimated.

The Company has received indemnities for the receipt of hazardous, toxic or radioactive wastes or substances and the Company has issued indemnities for their disposal at third-party landfills.  Applicable federal, provincial, state or local laws and regulations define hazardous, toxic or radioactive wastes or substances.  Changes in environmental laws or in their interpretation may require the Company to compensate, or be compensated, by the counterparties.  The term of the indemnity is not explicitly defined and the maximum amount of any future reimbursement or payment cannot be reasonably estimated.

Certain of the Company’s landfills have Host Community Agreements (“HCA”) between the Company and the towns, municipalities or cities in which the landfills operate.  The Company has agreed to guarantee the market value of certain homeowners’ properties within a pre-determined distance from certain landfills based on a Property Value Protection Program (“PVPP”) incorporated into the HCA. Under the PVPP, the Company is responsible for the difference between the sale amount and the hypothetical market value of the homeowners’ properties assuming a previously approved expansion of the landfill had not been approved, if any. The Company does not believe it is possible to determine the contingent obligation associated with the PVPP guarantees and does not believe it would have a material effect on the Company’s financial position or results of operations.  As of March 31, 2016, the Company has compensated one homeowner under the PVPP.

Progressive Waste Solutions Ltd. – March 31, 2016 - 26

Progressive Waste Solutions Ltd.

Notes to the Condensed Consolidated Financial Statements

For the period ended March 31, 2016 (unaudited - in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, underwriting and agency agreements, information technology agreements and service agreements.  These indemnification agreements may require the Company to compensate counterparties for losses incurred by the counterparties as a result of breaches in representation and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction.  The terms of these indemnities are not explicitly defined and the maximum amount of any reimbursement cannot be reasonably estimated.

The nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum exposure due to the difficulty in assessing the amount of liability which results from the unpredictability of future events and the unlimited coverage offered to counterparties.  Historically, the Company and its predecessor have not made any significant payments under these or similar indemnification agreements and therefore no amount has been accrued with respect to these agreements.

19.  Seasonality

Revenues are generally higher in spring, summer and autumn months due to higher collected and received waste volumes.  Operating expenses generally follow the rise and fall of revenues.

20.  Comparative Financial Statements

Rent, property taxes, insurance, utility, building maintenance and repair costs and other facility costs, collectively “facility costs”, incurred by the Company’s operating locations have been reclassified from selling, general and administration expense (“SG&A”) to operating expenses.  Facility costs incurred by corporate, region and area offices remain in SG&A expense.  The reclassification better reflects these costs as costs of operations and aligns their classification on a basis consistent with the Company’s peers.  Prior period amounts have been reclassified to conform to the current period presentation.

Progressive Waste Solutions Ltd. – March 31, 2016 - 27